By fax 001 202 772 9205
And by mail

July 21, 2006

Mr. Andrew Mew
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: New Medium Enterprises, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
File No. 333-51880

Dear Mr.Mew:

We are writing in response to your comment letter dated July 5, 2006 in connection with the above-referenced matter, in the absence of our CEO, Mr. Mahesh Jayanarayan, who is still away on business in China.

Note 4. Investment in Intellectual Property

1. We were incorporated in Nevada on August 2, 1999 under the name Shopoverseas.com Inc. On July 10, 2000, we changed our name to New Medium Enterprises, Inc. Our company was founded for the purpose of developing and implementing various internet related activities. The company developed Code Trek, a proprietary software that it planned to market to businesses seeking to implement internet commerce. In year 2000, as a result of changing market conditions, the company suspended its marketing of Code Trek and became actively engaged in seeking to acquire another early stage technology that it could develop.

The Company was initially introduced to MultiDisk Ltd. through a UK broker. MultiDisk was a technology development company and was in the process of preparing a patent for a multilayer disk based on a chemical process that was in the early stages of being developed, which if successful, could possibly enable layering of the disk which could potentially be utilized for increasing disk storage capacity. The only proof of the discovery existed as a computer simulation. No prototype existed at the time of acquisition. Furthermore, it was estimated that additional technologies would need to be acquired in order to develop a prototype. It was also anticipated that a minimum of $300,000 would be required for the further development of the combined technologies in order to prove its feasibility through the development of an initial pre-industrial prototype.

We identified the entity who possessed the additional complementary know how which was TriGM International S.A. in Brussels, Belgium. We therefore contracted with TriGM International S.A. in Bruxelles, Belgium to acquire this know how from them.

On January 13, 2004, the Company finalized both acquisitions simultaneously by acquiring one single patent entitled "Multilayer Reflective Information Carrier And Method For Manufacturing Thereof" and hardware equipment valued at $150,000 from MultiDisk Ltd. Additionally the Company acquired the unpatented researched intellectual property for complementary technologies that have been assigned by scientists to TriGm International S.A. We accounted for both purchases of these early stage R& D intellectual properties know how as an acquisition since we only purchased select assets and undertook select payments in the future. We did not acquire any operations, or businesses, we did not purchase the outstanding shares of either of these entities, and did not purchase all of their assets and liabilities. The technology was in the pre- prototype stage, had no planned operational activities, and could not yet identify customers for an end product that it has not yet proven it can produce. Additionally, both MultiDisk Ltd. and TriGM International continued in business to develop other products and software.

The original founder and CEO of our Company orchestrated both purchases and remained in the position of CEO for the period from the consummation of the acquisitions on January 13, 2004 until May 2005 (17 months following the acquisitions of these assets) The original CEO retained a board seat, and along with a newly appointed COO controlled half the board of directors. The Company did not undergo a name change following these acquisitions, since the name of the Company, New Medium Enterprises, Inc. accurately reflected the technologies it acquired and was developing.

In July 2004, the Company produced its first pre-industrial prototype.

2a) We acquired hardware equipment valued at $150,400 and a patent pending. A complete list of these assets are attached herewith.

2b) We acquired a list of researched trade secrets developed by the scientists of TriGM International which are complementary technologies to those developed by MultiDisk scientists. See attached a list of the intellectual property assets acquired from TriGM International S.A.

2c) NME conditioned the acquisitions of MultiDisk and TriGM International, only if NME can acquire the technologies from both entities in order that it can fully control all aspects of this invention. Since MultiDisk and TriGM each owned different but complementary aspects of the technology, it was necessary to purchase the know how from both entities in order to fully control this invention. Both acquisitions closed on the same day effective January 13, 2004.

2d) To our knowledge, no relationship existed between the shareholders of MultiDisk Ltd. and TriGM International S.A.

2e) The intellectual know how for creating Multi Layer discs is highly complex and sophisticated and requires extensive know how from a multitude of diversified experts. The expertise required existed partially in MultiDisk Ltd. and partially in TriGM International S.A.

2f) In order to acquire all of the technologies required to enable the building of a prototype and developing the products, NME deemed it necessary to acquire the rights from both groups respectively. See also response to E. above.

Item 8A. Financial Controls and Procedures, Page 29

3. We will describe, in future filing, more details about this weakness, and explain why no material weakness was found as previously indicated.

4. We will revise in future filings, to state clearly, if true, that the certifying officers concluded that our disclosure controls and procedures are effective in reaching the required level of assurance. We will also remove the reference to the level of assurance of our disclosure controls and procedures and will simply state, if correct, that the certifying officers concluded that our disclosures controls and procedures are effective as of the reporting date.

Certifications

5. We will provide revised certifications that conform to Rule13a-14(a) certifications as set forth in Item 601(b)(31) of Regulation S-K.

Form10- QSB for the nine month period ended March 31, 2006

6. We have revised our Form 10-Q for the nine month period ended 31 March, 2006 and attaching statement of operations and statements of cash flows for the nine month periods.

7. We will revise for future filings, to state, if true, that there are no changes in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

8. We filed an 8K on July 10, 2006 to state that “we have decided not to pursue our planned acquisition of Beijing E-World or any associated operations. The withdrawal of our acquisition will have no bearing on our continued technical or business activities with other partners in mainland China."

Since that date, the Directors of Beijing E-World have instigated re-negotiations for a joint venture agreement, which is yet to be finalized. Should these negotiations be successful and the agreement is finalized, we will provide the necessary audited financial statements of Beijing E-World and the related pro-forma financial information as soon as possible.

Please do not hesitate to contact us if you have any further questions.

Yours sincerely,

/s/ Irene SP Kuan
      Irene SP Kuan
      Chief Financial Officer